UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number 1-15242

Deutsche Bank Corporation
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory note and Exhibits

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-278331 of Deutsche Bank AG.

Exhibit 5.4: Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP relating to the relating to Senior Debt Securities, Senior Debt Funding Securities and Eligible Liabilities Senior Debt Securities.

Exhibit 23.5: Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.4)

Exhibit 23.6: Tax Consent of Fried, Frank, Harris, Shriver & Jacobson LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date:	September 25, 2026

By:	_/s/ Joseph C. Kopec____________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

By:	_/s/ Andrew Rivas ____________
Name:	Andrew Rivas
Title:	Director

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